Exhibit 10.28

March 24, 2022

Michael J Loparco

9 South Treasure Drive

Tampa, FL 33609

Dear Michael,

Congratulations! On behalf of Symbotic, we are excited to offer you the position of Chief Executive Officer based out of our Wilmington, Massachusetts location. You initially will serve as Chief Executive Officer of Symbotic LLC and its parent entity, Warehouse Technologies LLC (together with its affiliates from time to time, “Symbotic” or “Company”) and, subject to and following the closing (“Closing”) of the business combination between Warehouse Technologies Inc., SVF Investment Corp. 3 and certain other parties (the surviving parent entity being referred to as “SVF”), you will be appointed the Chief Executive Officer of SVF (to be renamed Symbotic Inc.). This position will report directly to the Chairman of the Board of Managers of Warehouse Technologies LLC (or, after the Closing, the Board of Directors of Symbotic Inc.) (the “Board”) and the Board. Your start date will be April 4, 2022. After the Closing, you will also serve as a member of the Board, for no additional compensation.

We feel your background and experience will be a beneficial addition to our team. The focus, intensity and dedication you bring with you will prove valuable as we continue the work of building Symbotic into one of the most admired companies in America.

Compensation

You will receive an initial annual salary of $700,000 less applicable taxes and withholdings, paid in accordance with Symbotic’s payroll schedule, which is currently bi-weekly payments paid one week in arrears.

Sign-on Bonus

You also will receive a sign-on bonus of $500,000, less applicable taxes and withholdings. Half of the bonus ($250,000 gross) will be paid within 30 days of the first day of your employment, and half will be paid within 30 days after you have been employed by Symbotic for six months. The full sign-on bonus is repayable to Symbotic if, prior to the completion of two years of employment with Symbotic, you either are notified by Symbotic that your employment will be terminated for Cause (defined below) or you provide notice to Symbotic that you intend to voluntarily terminate your employment without Good Reason (defined below).

Incentive Plan

You will be eligible to participate in Symbotic’s Performance Incentive Plan with a target opportunity equal to 100% of your base salary earned for the applicable year; provided that your target opportunity for the current fiscal year will be calculated based on your annualized salary without proration from your start date. Under the provisions of this plan, you are eligible for a discretionary bonus to the extent that both professional and organizational goals are achieved. Incentive pay is discretionary, and all employees must be in good standing with Symbotic at the time of the incentive payment in order to be eligible.

200 Research Drive • Wilmington, MA 01887 • 978.284.2800 • www.symbotic.com

Equity Awards

We are offering you this position at a time when Symbotic is expected to become a publicly traded company through a business combination with a special purpose acquisition company (SPAC). Provided that Symbotic becomes a publicly traded company in connection with the pending transaction with SVF, as soon as practicable thereafter and subject to approval by the Board, Symbotic Inc. shall grant you restricted and performance stock unit awards relating to an aggregate number of shares equal to $12,000,000 divided by (i) the 5-day average closing price per share of the stock during the first five trading days following but not including the date of the Closing or (ii) if earlier, the closing price per share of stock on the trading day immediately prior to the date of grant (the “Equity Award”).

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One-third of the Equity Award will be in the form of restricted stock units (the “RSU Award”) that vest over three years, subject to your continued employment through each vesting date, with one-third of the RSU Award vesting on the first anniversary of the RSU Award grant date, and the remaining two-thirds vesting on a quarterly basis over the next two years.

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The remaining two-thirds of the Equity Award will be in the form of performance stock units (the “PSU Award”) that will vest, subject to your continued employment, on the third anniversary of the PSU Award grant date to the extent that the performance vesting conditions are achieved. The performance vesting conditions for the PSU Award will provide that: (a) 16.67% of the PSU Award will be tied to the achievement of Symbotic’s EBITDA target for fiscal year 2023, and 16.67% of the PSU Award will be tied to the achievement of Symbotic’s EBITDA target for fiscal year 2024, or (b) 50% of the PSU Award will be tied to the achievement of Symbotic’s EBITDA target for fiscal year 2025, whichever (a) or (b) results in the vesting of a greater portion of the PSU Award (the “EBITDA PSUs”); and (x) 16.67% of the PSU Award will be tied to the achievement of Symbotic’s revenue target for fiscal year 2023, and 16.67% of the PSU Award will be tied to the achievement of Symbotic’s revenue target for fiscal year 2024, or (y) 50% of the PSU Award will be tied to the achievement of Symbotic’s revenue target for fiscal year 2025, whichever (x) or (y) results in the vesting of a greater portion of the PSU Award (the “Revenue PSUs”). For each of the EBITDA PSUs and the Revenue PSUs, the portion of the award that will vest will be determined in accordance with the following scale:

Achievement of Target	Portion of Award that Vests*
100% or greater	100%
80%	50%
60%	25%
Less than 60%	0%

*	Vesting will be determined using straight-line interpolation for achievement between performance levels. Any fractional shares will be rounded down to the next whole share.

Any unvested portion of the Equity Award will be forfeited (x) on a termination of your employment except as provided below, or, (y) with respect to the PSU Award, if the applicable performance vesting conditions are not achieved. The terms of the RSU Award and PSU Award will be set forth in award agreements that will be provided to you in connection with the grant of the Equity Award. In the event of any inconsistency between such award agreements and this offer letter, the terms of the award agreements will control.

200 Research Drive • Wilmington, MA 01887 • 978.284.2800 • www.symbotic.com

In addition, starting in fiscal year 2023 you will be eligible to participate in Symbotic Inc.’s equity award program that is expected to be adopted by the Board. The estimated target of the grant date value of your annual award is approximately $5,000,000 (calculated based on the number of shares of Symbotic Inc. granted multiplied by the closing price of the stock on the day prior to grant), provided, however, that the nature and actual amount of awards granted under that program will be determined by the Board at its discretion.

Separation Allowance

If you are involuntarily separated from Symbotic at any time for any reason other than “Cause” or if you voluntarily separate from Symbotic for “Good Reason” (each, an “Involuntary Termination”), you will receive (the “Separation Allowance”): (a) medical benefits continuation for a period of twelve months (either through full COBRA premium reimbursement, subject to your timely COBRA election, or through the continuation of benefits as if your employment continued, at Symbotic’s discretion); (b) eighteen months of severance at your then-current annual base salary, less applicable taxes and withholdings, paid in accordance with Symbotic’s normal payroll schedule and (c) an additional severance payment in the amount equal to your prorated target bonus at that time under the Performance Incentive Plan (or its successor) (such proration based on the number of days from January 1 through the date of termination divided by 365) multiplied by the company bonus achievement percentage applicable to the company’s senior management for the applicable year, less applicable taxes and withholdings, paid on the regularly scheduled payday upon which bonuses for such year are paid to the company’s senior management.

If your Involuntary Termination occurs within six months following a “Change of Control,” you instead will receive as the Separation Allowance: (a) medical benefits continuation for a period of eighteen months (either through full COBRA premium reimbursement or through the continuation of benefits as if your employment continued, at Symbotic’s discretion); (b) severance in the amount of the sum of your target bonus at that time under the Performance Incentive Plan (or its successor) plus eighteen months of your then-current annual base salary, such sum paid, less applicable taxes and withholdings, in accordance with Symbotic’s normal payroll schedule; and (c) immediate vesting in full of your Equity Award, with any performance-based vesting conditions deemed earned at (x) at the actual performance level for any completed performance periods and (y) at 100% of the target level for any incomplete performance periods, each as measured at the time of the Involuntary Termination. In addition, the Equity Award shall provide that (x) upon your death or disability the Equity Award will immediately vest on a prorated basis, with (i) any performance-based vesting conditions deemed earned at 100% of target level and (ii) such proration based on the number of days from (and including) the grant date through the date of such death or disability divided by the number of days from (and including) the grant date through the expected vesting date (for example, and for illustrative purposes only, if the separation were to occur on the second anniversary of the of the above-referenced PSU Award grant date, two-thirds of the PSU Award would immediately vest) and (y) if, after a Change of Control the surviving or successor entity does not assume or issue substitute awards that will substantially preserve the otherwise applicable terms of the Equity Award, the Equity Award will vest (whether or not an Involuntary Termination occurs) in accordance with clause (c) of the preceding sentence. For the avoidance of doubt, for any equity awards granted to you other than the Equity Award, the terms of the equity award grants made pursuant to Symbotic’s equity award program that is expected to be adopted by the Board will apply to the change of control treatment thereof rather than the terms set forth above relating to the Equity Award.

200 Research Drive • Wilmington, MA 01887 • 978.284.2800 • www.symbotic.com

If any payment or benefit you would receive in connection with a Change of Control (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code (the “Code”), and (ii) but for this paragraph, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then Symbotic shall cause to be determined, before any amounts of the Payment are paid to you, which of the following two alternative forms of payment shall be paid to you: (A) payment in full of the entire amount of the Payment (a “Full Payment”), or (B) payment of only a part of the Payment so that you receive the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”). A Full Payment shall be made in the event that the amount received by you on a net after-tax basis is greater than what would be received by you on a net after-tax basis if the Reduced Payment were made, otherwise a Reduced Payment shall be made. If a Reduced Payment is made, (i) the Payment shall be paid only to the extent permitted under the Reduced Payment alternative, and you shall have no rights to any additional payments and/or benefits constituting the Payment, and (ii) reduction in payments and/or benefits shall occur in the following order: (A) reduction of cash payments; (B) cancellation of accelerated vesting of equity awards; and (C) reduction of other benefits paid to you. In the event that acceleration of compensation from your equity awards is to be reduced, such acceleration of vesting shall be canceled in the reverse order of the date of grant.

The Separation Allowance payments and benefits are contingent on your signing a general release, confidentiality, non-disparagement, and non-competition agreement satisfactory to Symbotic within 21 days after your termination date (or such later period determined by Symbotic in order to comply with applicable law), and not revoking that agreement. The cash Severance Benefits will begin to be paid within two payroll periods after the general release, confidentiality, non-disparagement, and non-competition agreement is fully executed and effective, with the first payment containing any amounts that otherwise would have been paid following termination. Further, you acknowledge and agree that the Separation Allowance is in lieu of any payments or benefits under any current or future severance plan of Symbotic, and you therefore waive and agree not to make any claims for such payments or benefits; provided that you will retain the right to any change of control treatment set forth in the terms of any equity grants that is more favorable to you than the terms set forth in this offer letter.

“Cause” means: (a) the failure (other than failure resulting from your incapacity due to physical or mental illness) to satisfactorily perform any material duties to Symbotic (including, without limitation, breach of any of Symbotic’s policies) which failure remains uncured or continues after thirty business days’ written notice from the Board (or five business days if the breach results from failure to satisfactorily carry out a lawful order or directive of the Board or Chairman of Symbotic), provided that no such notice will be required if such breach is not capable of cure, as reasonably determined by the Board; (b) a conviction (including any pleas of guilty or nolo contendere) of any felony or crime of moral turpitude, (c) gross misconduct or a conviction (including any pleas of guilty or nolo contendere) of other crime, in either cases that Symbotic reasonably determines either (x) adversely impacts your ability to continue performing services to Symbotic or (y) may adversely impact Symbotic’s business (either financially or reputationally); (d) acts of theft, embezzlement, fraud, dishonesty, misrepresentation or falsification of documents or records involving Symbotic; (e) violation of any law or administrative regulation related to Symbotic’s business or disqualification or bar by any governmental agency from serving in your role to Symbotic; or (f) use of Symbotic’s equipment, facilities or premises to conduct unlawful or unauthorized activities or transactions.

200 Research Drive • Wilmington, MA 01887 • 978.284.2800 • www.symbotic.com

“Good Reason” means any of the following actions taken without your consent: (a) a material reduction in your annual base salary or target annual bonus opportunity (expressed as a percentage of annual base salary), in either case other than a reduction that is applied broadly to other senior executives of Symbotic; (b) a material reduction in the scope of your duties and responsibilities, including any adverse change in your title or a requirement that you report directly to anyone other than the Chairman of Symbotic or Symbotic’s Board of Directors (or, if different, the Chair of the board of directors of Symbotic’s ultimate parent entity in the event of a Change of Control or such board) (for the sake of clarity, a reduction in the size of Symbotic overall would not constitute a reduction in the scope of your duties), (c) the transfer of your primary work location to a new primary work location that is more than 50 miles away or (d) the failure of (i) the Closing to occur or (ii) Symbotic to otherwise become a publicly-traded company within one (1) year of the commencement of your employment. In order for a termination to constitute a separation for Good Reason, (i) you must notify the Board of the circumstances claimed to constitute Good Reason in writing no later than the 60th day after they have arisen or occurred, (ii) Symbotic must not have cured such circumstances within 30 days of receipt of such notice, and (iii) you terminate employment within 120 days of the date on which the circumstances claimed to constitute Good Reason first arose or occurred.

“Change of Control” has the meaning set forth in the Second Amended and Restated Limited Liability Company Agreement of Symbotic Holdings LLC, as may be amended or otherwise modified from time to time in accordance with the terms thereof. For the avoidance of doubt, the consummation of the business combination with SVF shall not constitute a Change of Control.

Benefits

Symbotic offers a competitive employee benefits package, understanding that benefits are a significant aspect of one’s overall compensation. Details of Symbotic’s benefits program will be provided to you separately.

Temporary Housing, Business Travel and Legal Fees

Symbotic will coordinate with you to provide you with suitable temporary accommodations within a reasonable commuting distance of the company’s Wilmington, MA office for up to six months while and until you find your own housing in the area. The temporary accommodations will be mutually agreed upon and reasonably acceptable to both you and Symbotic.

Symbotic has a time-share agreement in place with respect to the business use of a private aircraft. Subject to that aircraft (or its replacement, if any) being available, you will be able to use the private aircraft for your business use on a reasonable basis in connection with your business travel. Symbotic reserves the right to change its policies regarding the use of corporate aircraft at any time.

Symbotic will reimburse you for up to $15,000 of legal fees incurred by you in connection with the negotiation and preparation of this offer letter and related documentation.

Other Terms

This offer is contingent upon the signing of our employee Invention, Non-Disclosure and Non-Solicitation Agreement and our employee Non-Competition Agreement, both which you will find attached, and successful completion of a background check and references.

The validity, interpretation, construction and performance of this offer letter will be governed by the laws of the Commonwealth of Massachusetts without regard to its conflicts of law principles. No provisions of this offer letter may be amended, modified, or waived unless such amendment or modification is agreed to in writing signed by you and by a duly authorized officer of Symbotic, and such waiver is set forth in writing and signed by the party to be charged.

200 Research Drive • Wilmington, MA 01887 • 978.284.2800 • www.symbotic.com

This offer letter is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) (together with the applicable regulations thereunder, “Section 409A”) and will be interpreted in accordance with such intent. For purposes of Section 409A, each payment made under this offer letter will be treated as a separate payment. If necessary to comply with the restriction in Section 409A(a)(2)(B) of the Code concerning payments to “specified employees” (as defined in Section 409A) any payment on account of your separation from service that would otherwise be due hereunder within six months after such separation will nonetheless be delayed until the first business day of the seventh month following your date of termination and the first such payment will include the cumulative amount of any payments that would have been paid prior to such date if not for such restriction. All reimbursements provided under this offer letter will be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during your lifetime, (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement is not subject to liquidation or exchange for another benefit.

If you have any questions, please feel free to contact me.

Sincerely,

/s/ Richard B. Cohen
Richard B. Cohen
Symbotic LLC
200 Research Drive, Wilmington, MA 01887

200 Research Drive • Wilmington, MA 01887 • 978.284.2800 • www.symbotic.com

We look forward to the opportunity to have you join our team. Please indicate your acceptance of this offer below.

/s/ Michael J. Loparco	3/24/2022
Michael J. Loparco	Date

This letter contains all of the terms of the offer of employment to you and supersedes any other representations or offers made to you in connection with your employment. Your employment with Symbotic is at-will and is subject to standard employment policies and practices which Symbotic reserves the right to amend at any time with or without notice. Your employment is also conditional on your signing the enclosed employee invention, Non-Disclosure and Non-Solicitation Agreement and the enclosed employee Non-Competition Agreement. Your hours In this position may fluctuate each pay period; the salary amount listed in this offer will compensate you for any and all hours worked.

cc: Personnel File

200 Research Drive • Wilmington, MA 01887 • 978.284.2800 • www.symbotic.com